May 11, 2017

BY EDGAR AND COURIER

Mr. Kevin J. Kuhar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ON Semiconductor Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 000-30419

Dear Mr. Kuhar:

Reference is made to the letter, dated May 3, 2017 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) setting forth comments to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”), which was filed by ON Semiconductor Corporation (the “Company”) on February 23, 2017.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following.

General

1.	Section 5.08 of a May 1, 2015 amended credit agreement that you filed as Exhibit 10.1 to a Form 8-K dated May 1, 2015 indicates that you may do business in Syria and Sudan in limited circumstances. On page 11 of your Form 10-K, you identify Huawei Tech. Co. Ltd., ZTE Hong Kong Ltd., LG Electronics, Panasonic Corporation, Samsung Electronics, Sony Corp., Ericsson, Alcatel Lucent and Siemens Industrial as customers. Each of these companies conducts business or sells products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

ON Semiconductor®   ::   5005 E. McDowell Road   ::   Phoenix AZ 85008   ::   602-244-6600   ::   fax 602-244-5544

Mr. Kevin J. Kuhar

Division of Corporation Finance

May 11, 2017

Response to Comment No. 1

In response to the Staff’s comment, the Company advises the Staff that it is aware of, and takes seriously its compliance obligations with respect to applicable export control laws and regulations and employs significant resources to conduct its business in compliance with such laws and regulations. Furthermore, the Company advises the Staff that it does not currently provide, and has no future plans to provide, any services, products, information or technologies to Sudan or Syria, their governments or entities they control. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

With respect to the amended credit agreement (the “Credit Agreement”) referenced in the Staff’s comment, the Company notes that Section 5.08 of the Credit Agreement sets forth restrictions on the Company’s ability to use the proceeds of any loans under the Credit Agreement for, among other purposes,

“…funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country to the extent such activities, businesses or transactions would be prohibited by Sanctions if conducted by an entity organized in the United States or in a European Union member state, or (iii) in any manner that would result in the violation of any Sanctions applicable to any party hereto.”

For purposes of Section 5.08 of the Credit Agreement, “Sanctioned Country” is defined to mean Crimea, Cuba, Iran, North Korea, Sudan and Syria, and “Sanctions” is defined to mean all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC or the U.S. Department of State. (emphasis added). Rather than indicating that the Company may have been doing business in Syria or Sudan, Section 5.08 of the Credit Agreement expressly prohibited the Company from using any proceeds for the purpose of funding, financing or facilitating any activities, business or transactions with Sudan and Syria or in any manner that would result in the violation of economic or financial sanctions or trade embargoes imposed, administered or enforced by, among other governmental agencies, the U.S. Department of State. The Company advises the Staff that it complied with the restrictions set forth in Section 5.08 of the Credit Agreement while that Credit Agreement was in effect and that that Credit Agreement has been terminated.

As described in the Form 10-K, the Company sells its semiconductor products, directly and indirectly, to original equipment manufacturers, or OEMs, who incorporate the Company’s products into a variety of end products, including networking and telecommunications equipment. The Company sells its products to a wide range of OEMs, including the companies identified in the Staff’s letter, and the products the Company sells to its OEM customers are just one of the many components that they

ON Semiconductor®   ::   5005 E. McDowell Road   ::   Phoenix AZ 85008   ::   602-244-6600   ::   fax 602-244-5544

Mr. Kevin J. Kuhar

Division of Corporation Finance

May 11, 2017

incorporate into their products. The companies identified in the Staff’s letter are enterprises with global operations, but the Company has no knowledge of any nexus between such customers’ use of the Company’s products in Sudan or Syria.

2.	Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response to Comment No. 2

As noted in the Company’s response to Comment No. 1, the Company has no known past, current or anticipated contacts, direct or indirect, with Sudan or Syria or entities they control.

3.	Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products.

Response to Comment No. 3

As noted in the Company’s response to Comment No. 1, the Company has no known past, current or anticipated contacts, direct or indirect, with Sudan or Syria or entities they control.

Note 15: Income Taxes, page 157

4.	We note on page 159 that you reassessed your prior years’ indefinite reinvestment assertion due to the debt incurred to fund the Fairchild acquisition. Please explain to us in more detail your basis for releasing $267.9 million of your valuation allowance related to the change in your judgment about the realizability of your U.S. federal deferred tax assets. Refer to the guidance in ASC 740.

ON Semiconductor®   ::   5005 E. McDowell Road   ::   Phoenix AZ 85008   ::   602-244-6600   ::   fax 602-244-5544

Mr. Kevin J. Kuhar

Division of Corporation Finance

May 11, 2017

Response to Comment No. 4

The Company acknowledges the Staff’s comment and notes that the Form 10-K disclosed that the Company had released a valuation allowance of approximately $267.9 million related to its U.S. federal deferred tax assets upon consummation of the Fairchild acquisition in September 2016. Similar disclosures were in the Company’s Form 10-Q for the quarter ended September 30, 2016.

The Company advises the Staff that the U.S. federal deferred tax assets primarily consisted of net operating loss and credit carryforwards, the amounts of which are also disclosed in the Form 10-K, which expire in varying amounts from 2017 through 2036.

In accordance with ASC 740-10-30-5e, the Company performed an analysis of its ability to realize the benefits of our deferred tax assets, including our U.S. federal deferred tax assets. With reference to applicable accounting literature and related guidance, the Company considered the weight of available evidence, both positive and negative, in determining the amount of valuation allowance to be recorded and/or released. The Company also referred to ASC 740-10-30-18, which describes the following sources of taxable income that must be considered when measuring the future realizability of deferred tax assets:

1.	Future reversals of existing taxable temporary differences;

2.	Future taxable income exclusive of reversing temporary differences;

3.	Taxable income in prior carryback years; and

4.	Tax planning strategies.

Prior to the consummation of the Company’s acquisition of Fairchild, the Company had U.S. cumulative losses for the prior three years. The Company had not identified prudent and feasible tax planning strategies that could utilize its U.S. tax attributes, nor was the Company expecting significant future U.S. taxable income. There was, therefore, sufficient negative evidence that the Company’s U.S. net deferred tax assets would not be realized and the Company had recorded a valuation allowance for its deferred tax assets. This analysis changed following the consummation of the acquisition of Fairchild on September 19, 2016, resulting in a change in judgment regarding the realizability of substantially all of the Company’s U.S. federal deferred tax assets.

Subsequent to the acquisition of Fairchild, the Company considered the following material positive and negative factors in arriving at its conclusion regarding the realizability of the related deferred tax assets:

ON Semiconductor®   ::   5005 E. McDowell Road   ::   Phoenix AZ 85008   ::   602-244-6600   ::   fax 602-244-5544

Mr. Kevin J. Kuhar

Division of Corporation Finance

May 11, 2017

Positive Factors

1.	As disclosed in the Form 10-K, the consummation of the acquisition of Fairchild caused the Company to reassess its prior years’ indefinite reinvestment assertion on unremitted foreign earnings because of the U.S. debt incurred to fund the acquisition. Given the amount and terms of the Fairchild transaction debt as disclosed in Note 8: Long-Term Debt, the Company had to reassess its U.S. cash flows and the need to repatriate offshore cash to the U.S. to fully service the transaction debt. This reassessment resulted in the change of judgment regarding the Company’s prior years’ indefinite reinvestment assertion and the recording of a deferred tax liability for future U.S. taxes for the quarter ended September 30, 2016. The impact of the recording of this deferred tax liability was a $310.8 million increase to income tax expense and was disclosed in Note 15: Income Taxes (page 159).

The combined U.S. federal deferred tax liabilities after recording the $310.8 million deferred tax liability for prior years’ foreign earnings exceeded the combined U.S. federal deferred tax assets (without considering the deferred tax liabilities related to indefinite lived intangibles). In addition, the schedule of the reversal of taxable temporary differences (i.e. deferred tax liabilities relating to the repatriation to the U.S. of offshore earnings) demonstrated a utilization of the U.S. federal deferred tax assets prior to their expiration.

Negative Factors

1.	As of December 31, 2016, both the U.S. subsidiaries of Fairchild and the Company’s legacy U.S. operations had a history of recent cumulative losses over three years.

2.	Limited history of generating U.S. taxable income prior to the acquisition of Fairchild.

Based on the Company’s evaluation of all material available evidence, both positive and negative, management of the Company concluded the positive evidence outweighed the negative, placing the most weight on the positive factor listed above regarding future reversals of existing taxable temporary differences, and accordingly the Company released $267.9 million of the valuation of its U.S. deferred tax assets. As disclosed, the Company continues to maintain a valuation allowance in the U.S. on a portion of its foreign tax credit carryforwards and a full valuation allowance on the Company’s capital loss carryforwards and U.S. state deferred tax assets.

*   *   *

ON Semiconductor®   ::   5005 E. McDowell Road   ::   Phoenix AZ 85008   ::   602-244-6600   ::   fax 602-244-5544

Mr. Kevin J. Kuhar

Division of Corporation Finance

May 11, 2017

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s response to the Staff’s Comment Letter, please do not hesitate to contact me at (602) 244-3886.

Sincerely,

/s/ Bernard Gutmann
Bernard Gutmann, Chief Financial Officer

cc:	George H. Cave, General Counsel

ON Semiconductor®   ::   5005 E. McDowell Road   ::   Phoenix AZ 85008   ::   602-244-6600   ::   fax 602-244-5544